A2Z Smart Technologies Corp.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the twelve months ended December 31, 2020

(Expressed in U.S. Dollars)

April 30, 2021

The following Management's Discussion and Analysis ("MD&A") for A2Z Smart Technologies Corp (Formerly A2Z Technologies Canada Corp.) ("A2Z" or "the Company") is prepared as of April 30, 2021, and relates to the financial condition and results of operations of the Company for the year ended December 31, 2020. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the Company's audited consolidated annual financial statements ("Consolidated Financial Statements") for the year ended December 31, 2020, which have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS" or "GAAP").

All amounts are presented in United States dollars ("USD" or "$"), the Company's presentation currency, unless otherwise stated.

Statements are subject to the risks and uncertainties identified in the "Risks and Uncertainties", and "Cautionary Note Regarding Forward-Looking Statements" sections of this document. Readers are cautioned not to put undue reliance on forward-looking statements.

COMPANY OVERVIEW

A2Z SMART TECHNOLOGIES CORP. (the "Company" or "A2ZST") was incorporated on January 15, 2018 under the laws of British Columbia.

The head office is located at 1600 – 609 Granville Street, Vancouver, British Columbia V7Y 1C3. The Company's registered office – together with its records - is located at 2200 HSBC Building 885 West Georgia Street, British Columbia, V6C 3E8.

Following the completion of the Transaction (as defined below), on December 12, 2019, the Company commenced trading on the TSX Venture Exchange under the symbol "AZ". The Company's principal activities are the provision of services in the field of advanced engineering capabilities to the military/security markets as well as development of related products for the civilian and retail markets.

During 2020, the Company commenced the development of two products for the automotive market. The first product is a capsule that can be placed in a fuel tank to prevent gas tank explosions as detailed below.

On February 7, 2019, pursuant to a share transfer agreement (the "Share Transfer Agreement") between the Company and two shareholders (the "Transferors") owning 100% of the issued and outstanding shares of AAI Advanced Automotive Innovations Inc., ("AAI" or the "Acquired Company"), the Company completed the purchase of 80% of the issued and outstanding ordinary shares of the Acquired Company by way of the issuance of 7,664,788 shares of the Company and 3,832,394 warrants. The Acquired Company owns a patented invention (the "Patent") in the form of a system that enables a customer to insert a "capsule" into the fuel tank that suppresses combustibility of any remaining gasoline or gasoline fumes inside the gasoline tank in the event of a collision or exposure to heat and/or flames, and thus eliminate the possibility of a fire erupting as a result of a collision or exposure to heat and/or flames. As the only activity of AAI is its ownership of the Patent (an economic resource that may create future outputs) and no other processes or outputs, the acquisition was accounted as an asset acquisition.

The second product under development is a vehicle cover device that will protect automobiles from the elements while the vehicle is not in use.

The Company also provides maintenance services to both external and in-house complex electronic systems and products .

On November 16, 2020, the Company filed an application to have its common shares listed for trading on the Nasdaq Capital Market in the United States

On December 30, 2019, A2ZAS signed an agreement with the founder and CEO and controlling shareholder of the Company, Mr. Joseph Bentsur (the "Founder"), pursuant to which the Founder granted the Company an option to purchase 19% of the shares of Cust2Mate Ltd, a company incorporated in Israel, and controlled by the founder, for $66 thousand (the "Cus2Mate Option").

On November 16, 2020 the Company exercised the Cust2Mate Option for $66 thousand and purchased an additional 60.49% of shares of Cust2mate owned by the Founder for $1,500. The Company paid a total consideration of $1,566 thousand for ("Cust2Mate Acquisition"). The payment was made from the proceeds of the November 2020 Private Placement. As a result, the Company owns 79.49% of the outstanding shares of Cust2Mate.

Cust2Mate is a technology company focused on providing retail automation solutions, in particular for large grocery stores and supermarkets. The company's primary product is the Cust2Mate system which incorporates a "smart cart" enabling shoppers to checkout automatically without having to unload and reload their purchases. There are two complementary products; one to prevent theft when using traditional shopping carts and another to increase efficiency when picking products to meet online orders.

The Cust2Mate Acquisition does not constitute a business combination within the scope of IFRS 3 and accordingly was accounted for by the Company in the financial statements as transfer between entities under common control using a method similar to the pooling of interest method. According to this method, the Company restated its comparative financial statements in order to reflect as the acquisition of Cust2Mate as of the date the two entities were under common control. Assets and liabilities of Cus2Mate for the current and comparative years were presented on their Carry-Over basis.

Reverse Takeover

On September 11, 2019, The Company, 1219054 B.C. Ltd., a wholly owned subsidiary of the Company ("Acquireco"), and A2Z Advanced Solutions Ltd, a company incorporated in Israel ("A2ZAS"), entered into an arrangement agreement (the "Arrangement Agreement"), pursuant to which the Company acquired, via Acquireco, in two tranches, all of the issued and outstanding securities of A2ZAS (the "Transaction") The consideration for the Transaction was:

(i) the issuance of an aggregate of 41,690,578 post-consolidation common shares of the Company (the "Consideration Shares") to the shareholders of A2ZAS; and

(ii) the exchange of all of the issued and outstanding convertible securities of A2ZAS for equivalent convertible securities of the Company on a one for one basis, each exercisable on substantially the same terms. Concurrent with the closing of the Transaction, the Company consolidated its common shares on a 1 new for 1.4 old basis and these post-consolidation common shares represented the Consideration Shares. Consequently, all share numbers, share prices, and security exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

The Transaction was completed on December 12, 2019, and the Company formally changed its name to A2Z Technologies Canada Corp. On July 27, 2020 the name of the Company was changed toA2Z Smart Technologies Corp, to better reflect the Company's business plan.

For accounting purposes, A2ZAS is considered the accounting acquirer and A2ZST is considered the acquired company. Since A2ZST 's operations do not constitute a business, the acquisition of A2ZST is not a business combination pursuant to IFRS 3 and the transaction is accounted for as a reverse takeover of the publicly traded company. The reverse takeover will be accounted for under IFRS 2 Share-based Payments. Accordingly, the acquisition of A2ZST is accounted at the fair value of the consideration transferred by the accounting acquirer, which is the fair value of the equity instruments of the A2ZAS would have had to issue to the owners of A2ZST to effect the transaction.

Israeli Subsidiary

On November 22, 2018 (the "Effective Date"), all the shares of A2Z Military Solutions Ltd. ("A2ZMS"), a limited liability company incorporated under the laws of the State of Israel and 100% owned by the Company's CEO, Mr. Joseph Bentsur (A2ZAS's CEO) were transferred to A2ZAS which on the Effective Date was also held solely by the A2AZAS's CEO, in consideration for shares in the Company (the "Israeli Transaction"). The transfer of the rights to A2ZAS on the Effective Date was on an "AS IS" basis at the time of the Israeli Transaction.

Since A2ZAS was a company without operations and the continuing business is a continuation, and A2ZMS was established by the controlling shareholders of A2ZAS, these financials are presented as a continuity of the business of A2ZMS. The Transaction was not accounted as for a business combination, according to IFRS 3.

The comparative numbers reflect the financial operations of A2ZMS. The current period numbers reflect the financial statements of A2ZMS until the share exchange date.

Equity issuances during the year ended December 31, 2020 and through to the date of this report

On January 21, 2020, 142,857 options with an exercise price of CAD$0.14 were exercised for gross proceeds of $15 thousand (CAD$20 thousand).

On January 30, 2020, the Company completed a private placement of 833,336 units (the "Units") of the Company at a price of CAD$0.60 per Unit for gross proceeds of $377 thousand (CAD$500 thousand). Each Unit consists of one common share and one common share purchase warrant, with each warrant entitling the holder to acquire an additional common share of the Company at a price of CAD$0.65 until January 30, 2022. All securities issued in connection with the private placement were subject to a hold period expiring May 31, 2020.

On January 30, 2020, the Company issued 92,493 shares as compensation for consulting services provided by a consultant in the amount of $50 thousand.

On March 18, 2020, 225,000 stock options with an exercise price of CAD$0.14 were exercised for gross proceeds of $23 thousand (CAD$32 thousand).

On April 27, 2020, 230,103 shares were issued to two consultants in respect of consulting services for a total fair value of $99 thousand.

On July 6, 2020, 446,428 shares were issued in respect of the exercise of 446,428 warrants at an exercise price of NIS0.84 ($0.23) per warrant for gross proceeds of $109 thousand.

On August 5, 2020, 100,000 shares were issued in respect of the exercise of 100,000 warrants at an exercise price of NIS0.84 ($0.23) per warrant for gross proceeds of $23 thousand

On August 20, 2020, the Company granted 600,000 options to directors and officers and 1,240,000 options to consultants, pursuant to the Company's stock option plan (total of 1,840,000). 792,000 options vest immediately, and the balance vest over the following 24 months. All the options are exercisable into an equal amount of shares of the Company at an exercise price of CAD $0.50 per share and expire 5 years from the grant date.

On November 16, 2020 the Company closed a private placement (the "Offering") and issued 13,350,460 units (the "Units") at a price of CAD$0.625 per Unit for gross proceeds of CAD$8,344,043. Each Unit is comprised of one common share of the Company (a "Common Share") and one Common Share purchase warrant (each, a "Warrant"). Each Warrant entitles the holder thereof to purchase one additional Common Share at a price of CAD$0.90 at any time prior to November 10, 2025. In connection with the Offering, the Company paid finders' fees of CAD$417,202 in cash (of which CAD$360,727 was paid to Orion Underwriting).

On December 29, 2020 the Company closed a private placement (the "Offering") and issued 4,099,894 units (the "Units") at a price of CAD$0.625 per Unit for gross proceeds of CAD$2,562,434. Each Unit is comprised of one common share of the Company (a "Common Share") and one Common Share purchase warrant (each, a "Warrant"). Each Warrant entitles the holder thereof to purchase one additional Common Share at a price of CAD$0.90 at any time prior to December 24, 2025. In connection with the Offering, the Company paid finders' fees of CAD$128,122 in cash and issued 300,000 Warrants.

On April 9, 2021 the Company closed into escrow a private placement (the "Offering"), conditional on TSX Venture Exchange approval, 663,298 units (the "Units") at a price of CAD$2.72 per Unit for gross proceeds of CAD$1,804,170. Each Unit is comprised of one common share of the Company (a "Common Share") and one Common Share purchase warrant (each, a "Warrant"). Each Warrant entitles the holder thereof to purchase one additional Common Share at a price of CAD$3.98 at any time 24 months following receipt of the final TSX Venture Exchange approval.

Business Developments

On March 4, 2021, the Company announced a commercial purchase order for its Cust2Mate product from a leading Israeli supermarket chain and an expected pilot with the largest hypermarket chain in the Middle East.

On March 13, 2021, the Company announced that its military and defense division had received a multi-year service and maintenance contract from the Israel Ministry of Internal Security.

On April 29, 2021, the Company announced that has signed a manufacturing contract with AVCO Systems Integrations Ltd. ("Avco"), whereby Avco will manufacture A2Z's Cust2mte smart shopping carts.

DISCUSSIONS OF OPERATIONS

The following is a discussion of the results of operations which have been derived from the Consolidated Financial Statements of the Company for the years ended December 31, 2019 and 2020 (in thousands of US Dollars):

		Year Ended December 31, 2020	Year Ended December 31, 2019(*)
Revenues		1,068	1,384
Cost of revenues		(853)	(783)
Gross profit		215	601
General and administrative expenses		(2,365)	(754)
Research and development expenses		(418)	(414)
Marketing and selling		(108)	(87)
Operating loss		(2,676)	(654)
Listing expense		-	(1,792)
Loss on revaluation of warrant liability		(3,228)	-
Financial income		75	-
Financial expenses		(107)	(109)
Loss before taxes on income		(5,936)	(2,555)
Income tax expense		(17)	(380)
Loss for the year		(5,953)	(2,935)
Other comprehensive expenses:			
Item that will not be reclassified to profit or loss:			
Adjustments arising from translating financial statements of foreign operations		(1,292)	(66)
Remeasurement loss from defined benefit plans		13	(34)
Other comprehensive loss		(1,279)	(100)
Total comprehensive loss		(7,232)	(3,035)
Less: Net loss attributable to non-controlling interest		(32)	(25)
Net loss attributable to A2Z's shareholders		(7,264)	(3,010)
Basic and diluted loss per share attributable to the shareholders of Company.	18	(0.12)	(0.07)

Year ended December 31, 2020 compared to the year ended December 31, 2019

Revenues for the year ended December 31, 2020 were $1,068 thousand as compared to $1,384 thousand for the year ended December 31, 2019. The decrease in revenues is due to the effects of the COVID 19 pandemic.

Cost of revenues for the year ended December 31, 2020 were $853 thousand as compared to $783 thousand for the year ended December 31, 2019. Our gross margin fluctuates depending on the level of revenue, since a large component relates to fixed payroll costs, and the nature of the project, as some project types have higher margins than others.

Research and development expenses were $418 thousand for the year ended December 31, 2020 as compared to $414 thousand for the year ended December 31, 2019. Research and development expenses include research in respect of Cust2Mate smart cart and our capsule that can be placed in a fuel tank to prevent gas tank explosions.

Sales and Marketing expenses were $108 thousand for the year ended December 31, 2020 as compared to $87 thousand for the year ended December 31, 2019. The increase is part of the Company's strategy to increase revenues through increased expenditure on advertising materials.

General and administrative expenses were $2,365 thousand for the year ended December 31, 2020 as compared to $754 thousand for the year ended December 31, 2019. The increase is primarily due the increase in professional fees, payroll and costs related to being a public company. 2020 was the first full your in which the Company traded on the TSX.V and the OTCQX.

Loss on revaluation of warrant liability for the year ended December 31, 2020 was $3,228 thousand as compared to $nil for the year ended December 31, 2019. The loss relates to increase in the value of the warrant liability as of December 31, 2020.

Financial expenses, net for the year ended December 31, 2020 were $8 thousand as compared to $109 thousand for the year ended December 31, 2019. Financial expenses comprise interest on loans and leases, credit card charges and foreign exchange gains and losses.

REVIEW OF QUARTERLY RESULTS

	12/31/2020		9/30/2020		6/30/2020		3/31/2020	
Total revenue	$	263	$	281	$	233	$	291
Net profit (loss) for the period	$	(4,686)	$	(539)	$	(250)	$	(478)
Basic profit (loss) per share	$	(0.09)	$	(0.01)	$	(0.01)	$	(0.01)

	12/31/2019		9/30/2019		6/30/2019		3/31/2019	
Total revenue	$	358	$	232	$	371	$	423
Net profit (loss) for the period	$	(2,495)	$	(247)	$	(232)	$	39
Basic profit (loss) per share	$	(0.04)	$	(0.01)	$	(0.01)	$	(0.01)

The loss per quarter and related net loss per share is a function of the level of activity that took place during that quarter. The increase is the loos during the quarter ended December 31, 2020 relates primality to the revaluation of the warrants liability resulting from the two private placements that took place during this period.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is a measure of a company's ability to meet potential cash requirements. The Company has historically met its capital requirements through the issuance of common shares and bank loans.

The Company has an accumulated deficit of $11,599 thousand as of December 31, 2020 ($5,713 thousand as of December 31, 2019), and the Company had negative cash flows from operations of $1,003 thousand for the year ended December 31, 2020 ($1,514 thousand for the year ended December 31, 2019).

Year ended December 31, 2020, compared to the year ended December 31, 2019

During the year ended December 31, 2020 the Company's overall position of cash increased by $5,773 as compared to $229 thousand for the year ended December 31, 2019. This increase in can be attributed to the following activities:

The Company's net cash used in operating activities during the year ended December 31, 2020 was $1,003 thousand as compared to $1,514 thousand for the year ended December 31, 2019. The decrease in 2020 is due primarily to and increase in non–cash charges, including the loss on revaluation of warrant liability and an increase in stock–based compensation.

Cash used in investing activities for the year ended December 31, 2020 was $425 as compared to $30 thousand used in investing activities during the year ended December 31, 2019. The increase is due primarily to the purchase of property, plant and equipment.

Cash provided from financing activities for year ended December 31, 2020 was $7,201 thousand as compared to $1,835 thousand provided from financing activities during the year ended December 31, 2019. In 2020, the Company completed three private placements and raised proceeds from the exercise of options and warrants. The Company also invested in Cust2Mate. In 2019, the Company completed various financings which were partly offset by the repayment of long term loans and lease payments.

Capital Resources

As at December 31 2020, the Company had cash and cash equivalents on hand of $5,397 thousand (December 31, 2019 – $362 thousand). Working capital at December 31 2020 was $4,861 thousand as compared to a negative $804 thousand at December 31, 2019.

Short-term borrowings

Short term borrowing relates to bank loans which will be repaid in 2021. The Company requires short term borrowing from time to time to accommodate urgent requests from customers that require an initial outlay of cash by the Company.

Long-term borrowings

Long-term borrowing relates to bank loans which will be repaid in 2022. Currently, the nature of cash requirements by the company can fluctuate greatly from year to year as the company is reliant on a relatively small pool of customers that have shifting needs. As contracts can vary greatly from year to year the Company is sometimes required to take on long term debt.

No History of Dividends

Since incorporation, the Company has not paid any cash or other dividends on its common stock and does not expect to pay such dividends in the foreseeable future.

OFF BALANCE SHEET ARRANGEMENTS

There are no off–balance sheet arrangements to which the Company is committed.

TRANSACTIONS WITH RELATED PARTIES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making operating and financial decisions. This would include the Company's senior Management, who are considered to be key Management personnel by the Company.

Parties are also related if they are subject to common control or significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The following transactions arose with related parties: (in Thousands if US$)

Transaction	Year ended December 31, 2020		Year ended December 31, 2019	
Consulting fees	$	594	$	-
Salary		27		25
Pension value		4		5
Total	$	625	$	30

Amounts owing by (to) related parties: (in Thousands if US$)

Name	As of December 31, 2020		As of December 31, 2019	
Key management personnel	$	-	$	358
Company controlled by the CEO				
Related company	$	-	$	(52)
Shareholder	$	-	$	380

Financial Instruments and Financial Risk Exposure

The Company is exposed to a variety of financial risks, which results from its financing, operating and investing activities. The objective of financial risk management is to contain, where appropriate, exposures in these financial risks to limit any negative impact on the Company's financial performance and position.

The Company's financial instruments are its cash, trade and other receivables, payables, other payables and loans. The main purpose of these financial instruments is to raise finance for the Company's operation. The Company actively measures, monitors and manages its financial risk exposures by various functions pursuant to the segregation of duties and principals. The risks arising from the Company's financial instruments are mainly credit risk and currency risk. The risk rate on loans is fixed. The risk management policies employed by the Company to manage these risks are discussed below.

Credit risk:

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. The Company closely monitors the activities of its counterparties and controls the access to its intellectual property which enables it to ensure the prompt collection of customers' balances. The Company's main financial assets are cash and cash equivalents as well as other receivables and represent the Company's maximum exposure to credit risk in connection with its financial assets.

Wherever possible and commercially practical the Company holds cash with major financial institutions in Israel.

Market risks:

That part of the Company's' business of providing maintenance services of various electronic systems is highly competitive and involves a certain degree of risk. The Company's business operations will depend largely upon the outcome of continued sales and services to security establishments and the commercialization of its products and services currently in development.

The Company's Cust2Mate business is new, and the Company is aware of competitors in the market. In addition to the regular management oversight and skills required, success in this segment will require the Company to penetrate the market as rapidly as possible.

Critical Accounting Policies and Estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods.

The functional currency for each of the Company's subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the new Israeli Shekel. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment. The Company's presentation currency is the US Dollar.

The critical judgments and significant estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

The useful life of property and equipment

Property and equipment are amortized or depreciated over their useful lives. Useful lives are based on management's estimates of the period that the assets will generate revenue, which are periodically reviewed for continued appropriateness. Changes to estimates can result in significant variations in the amounts charged to the consolidated statement of comprehensive income in specific periods.

Determining the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined upon initial recognition by the Binomial model. The Binomial model is based on share price and exercise price and assumptions regarding expected volatility, term of share option, dividend yield and risk-free interest rate.

The change in the fair value of the unsecured convertible loan is based on an estimate determined by the Black-Scholes Model.

Intangible assets

Intangible assets are tested for impairment annually or more frequently if three is an indication of impairment. The carrying value of intangibles with definite lives is reviewed each reporting period to determine whether there is any indication of impairment. If there are indications of impairment the impairment analysis is completed and if the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and impairment loss is recognized.

Derivative liability - Warrants

The Company uses the Black-Scholes option-pricing model to estimate fair value at each reporting date. The key assumptions used in the model are the expected future volatility in the price of the Company's shares and the expected life of the warrants.

Determining the fair value of share-based payment transactions:

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Management has established processes to provide it with sufficient knowledge to support representations that it has exercised reasonable diligence to ensure that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements, and (ii) the consolidated financial statements fairly present in all material respects the financial position, results of operations and cash flows of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

1. controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
2. a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with the issuer's GAAP (IFRS).

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost-effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

CURRENT SHARE DATA

A2Z is authorized to issue an unlimited number of common shares, where each common share provides the holder with one (1) vote. As of the date of this MD&A there were 67,392,945 common shares issued and outstanding and warrants and options outstanding, as follows

Outstanding as of the date of this report		**Date of expiry**	**Exercise price**	
3,285,966	Warrants	December 31, 2021	$	0.38
13,110,460	Warrants	November 10, 2025	$	0.90
763,336	Warrants	January 31, 2022	$	0.65
4,099,894	Warrants	December 24, 2025	$	0.90
300,000	Warrants	December 24, 2025	$	0.90
663,299	Warrants	April 14, 2023	$	2.68
178,571	Options	May 31, 2021	$	0.14
300,000	Options	January 23, 2023	$	0.80
1,840,000	Options	August 20, 2025	$	0.50
350,000	Options	September 1, 2025	$	0.75
100,000	Options	January 28, 2025	$	1.00
350,000	Options	January 28, 2025	$	1.00
25,341,526				

RISKS

Dilution

The Company has limited financial resources and has financed its operations primarily through the sale of securities such as common shares. The Company will need to continue its reliance on the sale of such securities for future financing, resulting in dilution to the Company's existing shareholders.

Capital and Liquidity Risk

The amount of financial resources available to invest for the enhancement of shareholder value is dependent upon the size of the treasury, profitable operations, and a willingness to utilize debt and issue equity. Due to the size of the Company, financial resources are limited and if the Company exceeds growth expectations or finds investment opportunities it may require debt or equity financing. There is no assurance that the Company will be able to obtain additional financial resources that may be required to successfully finance transactions or compete in its markets on favorable commercial terms.

Acquisition and Expansion Risk

The Company intends to expand its operations through organic growth, adaptation of its technology and products to the civilian markets, development of new technologies and depending on certain conditions, by identifying a proposed acquisition.

Dependence on Key Personnel

Loss of certain members of the executive team or key operational leaders of the company could have a disruptive effect on the implementation of the Company's business strategy and the efficient running of day-to-day operations until their replacement is found. Recruiting personnel is time consuming and expensive and the competition for professionals is intense.

The Company may be unable to retain its key employees or attract, assimilate, retain or train other necessary qualified employees, which may restrict its growth potential.

Covid 19

Since January 2020, the Coronavirus outbreak has dramatically expanded into a worldwide pandemic creating macro-economic uncertainty and disruption in business and financial markets. Many countries around the world, including Israel, have been taking measures designated to limit the continued spread of the Coronavirus, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. Such measures present concerns that may dramatically affect the Company's ability to conduct its business effectively, including, but not limited to, adverse effect relating to employees' welfare, slowdown and stoppage of manufacturing, commerce, shipping, delivery, work, travel and other activities which are essential and critical for maintaining on-going business activities.

The nature of the Company's work in Israel, is such that it is defined as an essential service industry, and therefore, it is able to continue all of its operations in Israel with little disruption. The Company's flagship research project: Fuel Tank Intelligent Containment System (FTICS) capsule progressed as planned during this time and through to the date of this report. Given the uncertainty around the extent and timing of the future spread or mitigation of COVID-19 and around the imposition or relaxation of protective measures, the Company cannot reasonably estimate the impact to its future results of operations, cash flows or financial condition; infections may become more widespread and the limitation on the ability to work, travel and timely sell and distribute products, as well as any closures or supply disruptions, may be extended for longer periods of time and to other locations, all of which would have a negative impact on the Company's business, financial condition and operating results. In addition, the unknown scale and duration of these developments have macro and micro negative effects on the financial markets and global economy which could result in an economic downturn that could affect demand for the Company's products and have a material adverse effect on its operations and financial results, earnings, cash flow and financial condition.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act. These statements relate to future events or the Company's future performance. All statements, other than statements of historical fact, may be forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward looking terminology such as "anticipates", "plans", "budget", "scheduled", "continue", "estimates", "forecasts", "expect", "is expected", "project", "propose", "potential", "targeting", "intends", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur" or "be achieved" or the negative connotation thereof. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon by readers, as actual results may vary. These statements speak only as of the date of this MD&A and are expressly qualified, in their entirety, by this cautionary statement.

The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth above. Although the Company has attempted to identify important factors that could cause results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Readers are cautioned that the foregoing lists of factors are not exhaustive. Forward looking statements are made as of the date hereof and accordingly are subject to change after such date. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. The Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

OTHER INFORMATION

Additional information related to the Company, is available for viewing on SEDAR at **www.sedar.com**.